FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For September 2009
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

14 September, 2009
Royal Dutch Shell takes Final Investment Decision on Gorgon LNG project, Australia
The Board of Royal Dutch Shell plc (Shell) has taken the Final Investment Decision on the Gorgon liquefied natural gas (LNG) project, signalling the start of initial construction on one of the world’s largest natural gas developments. Chevron will operate the project, with a 50% stake, with participants Shell and ExxonMobil each holding 25% shares.
“This is a great milestone for Shell and Australia,” said Malcolm Brinded, Shell’s Executive Director, Upstream International. “The project will nearly double Australia’s liquefied natural gas output and we expect it to be in production for decades to come.”
The project will include construction of a liquefied natural gas facility with an annual capacity of around 15 million tonnes per year on Barrow Island, off Western Australia’s coast. The project plan incorporates stringent environmental standards designed to protect the island’s natural heritage.
Plans call for development of the Greater Gorgon gas fields, beginning with the Gorgon and Jansz-Io gas fields — the largest gas discoveries to date in Australia — with development facilities installed directly on the ocean floor, in water up to 1,300 metres deep. Two subsea pipelines with a combined length of 240 kilometres will carry the gas to facilities on Barrow Island.
Gorgon is also expected to be a world leader in capturing the naturally occurring carbon dioxide produced alongside natural gas and storing it safely underground, more than two kilometres beneath Barrow Island.
Jon Chadwick, Shell’s Executive Vice President, Australia — Upstream, said: “The Gorgon project will provide important supplies of energy to the fast-growing economies of the Asia-Pacific region and will have a domestic gas supply component which we anticipate will be jointly marketed to gas customers in Western Australia.”
In November 2008, Shell announced a long-term supply agreement with PetroChina for LNG from its share of Gorgon. During the 20-year contract term Shell will sell up to two million tonnes of LNG per year to PetroChina. Shell’s access to LNG import terminals around the world provides further options for Gorgon gas.
Enquiries
For media queries, please contact:
Shell Group: Catherine Aitken, catherine.aitken@shell.com, +31 (0)70 377 6254
Shell Australia: Penny Walsh, penny.walsh@shell.com, +61 410 693 295
For investor relations queries, please contact:
Den Haag: Tjerk Huysinga, tjerk.huysinga@shell.com, +31 70377 3996/+44 207934 3856
New York: Harold Hatchett, harold.hatchett@shell.com, +1 212 218 3112
Notes to editors
Shell is a global, integrated energy company with operations in more than 100 countries and territories, with businesses including: oil and gas exploration; production and marketing of liquefied natural gas and gas to liquids; marketing and shipping of oil products and chemicals; and renewable energy projects including biofuels.

Shell has been operating in Australia since 1901 and employs 3,000 people. It has a one-sixth interest in the North West Shelf Venture, a 100% interest in the Prelude development offshore north west Australia, as well as equity interest in other developments including the Browse Joint Venture and Sunrise Joint Venture. It is also active in the coal seam gas industry, with its Shell Australia LNG Project in Gladstone, Queensland.
Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this press release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions.

All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov — opens in new window). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release — 14 September 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

This Report on Form 6-K is incorporated by reference into:
a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes Name: Michiel Brandjes
Title: Company Secretary
Date: September 14, 2009